Exhibit 99.3

Julong Holding Limited Reports Unaudited Financial Results for the First Half of Fiscal Year 2026

BEIJING, August 18, 2026/GLOBE NEWSWIRE/ - Julong Holding Limited (“Julong” or the “Company”) (Nasdaq: JLHL), a growth-oriented provider of intelligent integrated solutions, today announced its unaudited financial results for the six months ended March 31, 2026.

First Half of Fiscal Year 2026 Financial Highlights

●	Revenues increased by 21.6% to RMB124,293 thousand (US$18,019 thousand) for the six months ended March 31, 2026, from RMB102,175 thousand in the same period of fiscal year 2025.
●	Gross profit increased by 16.4% to RMB19,453 thousand (US$2,820 thousand) for the six months ended March 31, 2026, from RMB16,719 thousand in the same period of fiscal year 2025.
●	Gross margin was 15.7% for the six months ended March 31, 2026, compared with 16.4% in the same period of fiscal year 2025.
●	Net income increased by 0.8% to RMB11,659 thousand (US$1,690 thousand) in the six months ended March 31, 2026, from RMB11,567 thousand in the same period of fiscal year 2025.

Mr. Jiaqi Hu, the founder, Chairman of the Board of Directors, and Chief Executive Officer of Julong, commented, “We are pleased to report solid results for the first half of fiscal year 2026, despite a challenging external environment. Total revenue increased by 21.6% year over year, reflecting the continued strength of our core engineering solutions business. This growth was primarily driven by an increase in the number of intelligent projects we served, with contracts under execution for our engineering solutions business rising to 322 from 226 in the same period last year. Additionally, we saw encouraging early-stage momentum in our sale of equipment and materials for intelligent systems, which complements our core business. With a rising number of contracts under execution in our domestic engineering solutions business and our continuous efforts to expand our international footprint, we are confident that we will sustain this momentum and capture new opportunities across our markets.”

Ms. Airu Chen, the Chief Financial Officer of Julong, said, “We delivered a year-over-year revenue increase of 21.6%, reaching RMB124 million in the first half of fiscal year 2026, with revenue from our core engineering solutions for intelligent projects business rising 22.9% year over year. Notably, revenue from the sale of equipment and materials for intelligent systems grew substantially, climbing to RMB346 thousand from RMB10 thousand in the same period last year. Gross profit increased 16.4% year-over-year to RMB19.5 million and we remained profitable with net income of RMB11.7 million. As we continue to support the execution of our project pipeline, we remain focused on improving operational efficiency and creating sustainable, long-term value for our business partners and shareholders.”

Unaudited Financial Results for the First Half of Fiscal Year 2026

Revenues increased by 21.6% to RMB124,293 thousand (US$18,019 thousand) in the six months ended March 31, 2026, from RMB102,175 thousand in the same period of fiscal year 2025, primarily attributable to an increase in the number of intelligent projects where we provided engineering solutions.

Revenues from engineering solutions for intelligent projects increased by 22.9% to RMB120,265 thousand (US$17,435 thousand) in the six months ended March 31, 2026, from RMB97,861 thousand in the same period of fiscal year 2025.

Revenues from intelligent project operation and maintenance were RMB3,682 thousand (US$534 thousand) in the six months ended March 31, 2026, compared with RMB4,304 thousand in the same period of fiscal year 2025.

Revenues from sales of equipment and materials of intelligent systems increased to RMB346 thousand (US$50 thousand) in the six months ended March 31, 2026, from RMB10 thousand in the same period of fiscal year 2025.

Cost of revenues increased by 22.7% to RMB104,839 thousand (US$15,199 thousand) in the six months ended March 31, 2026, from RMB85,457 thousand in the same period of fiscal year 2025.

Gross profit increased by 16.4% to RMB19,453 thousand (US$2,820 thousand) in the six months ended March 31, 2026, from RMB16,719 thousand in the same period of fiscal year 2025.

Gross margin was 15.7% for the six months ended March 31, 2026, compared with 16.4% in the same period of fiscal year 2025, primarily due to change in revenue mix.

Operating expenses increased by 91.9% to RMB5,960 thousand (US$864 thousand) in the six months ended March 31, 2026, from RMB3,106 thousand in the same period of fiscal year 2025, primarily due to an increase in service fee for RMB2,061 thousand (US$299 thousand).

Operating income was RMB13,494 thousand (US$1,956 thousand) in the six months ended March 31, 2026, compared with RMB13,613 thousand in the same period of fiscal year 2025.

Net income increased by 0.8% to RMB11,659 thousand (US$1,690 thousand) in the six months ended March 31, 2026, from RMB11,567 thousand in the same period of fiscal year 2025.

Basic and diluted net income per share was RMB0.54 (US$0.08) in the six months ended March 31, 2026, compared with RMB0.58 per share in the same period of fiscal year 2025.

Balance Sheets

As of March 31, 2026, the Company had cash and cash equivalents and restricted cash of RMB43,217 thousand (US$6,265 thousand), compared with RMB62,248 thousand as of September 30, 2025.

About Julong Holding Limited

Founded in 1997, Julong is a growth-oriented professional provider of intelligent integrated solutions to public utilities, commercial properties, and multifamily residential properties operating at scale in China. The Company’s comprehensive suite of intelligent integrated solutions includes systems for intelligent security, fire protection, parking, toll collection, broadcasting, identification, data room, emergency command, and city management. Since its inception, Julong has focused on the successful and on-time execution of complex projects, through its “deliveries before deadline” and “customers first” initiatives. As Julong continues to cross-sell its service and solution offerings and advance its purpose-built technologies, the Company is well-positioned to achieve economies of scale and capture future opportunities.

For more information, please visit: ir.julongzx.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to the Company’s future operating and financial performance, business strategies, and growth plans. These forward-looking statements can be identified by terminology such as “will,” “would,” “may,” “expects,” “anticipates,” “aims,” “future,” “continues,” “could,” “should,” “target,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including uncertainties related to market conditions, competition, and other factors discussed in the “Risk Factors” section of the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Investor Relations:

Email: ir@julongzx.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: julong@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: julong@thepiacentegroup.com

JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30, 2025	As of March 31, 2026	As of March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	62,247,145	43,216,643	6,265,098
Restricted cash	600	600	87
Accounts receivable (net of allowance of RMB91,886 and RMB56,070 as of September 30,2025 and March 31, 2026, respectively)	14,723,857	8,130,297	1,178,646
Unbilled receivables (net of allowance of RMB4,267,547 and RMB5,457,002 as of September 30,2025 and March 31, 2026, respectively)	242,066,085	303,893,778	44,055,346
Contract assets- current (net of allowance of nil and nil as of September 30, 2025 and March 31, 2026, respectively)	2,466,827	1,498,137	217,184
Other receivable (net of allowance of RMB64,103 and RMB164,106 as of September 30, 2025 and March 31, 2026, respectively)	801,734	24,234,001	3,513,192
Amounts due from related parties	3,486,135	1,105,933	160,327
Prepaid expenses and other current assets	1,966,812	4,212,170	610,635
Total current assets	327,759,195	386,291,559	56,000,515

Non-current assets
Property, plant and equipment, net	83,125	161,404	23,399
Deferred tax assets	1,044,349	1,240,584	179,847
Operating lease right-of-use assets	280,398	229,471	33,266
Contract assets- non-current, net	10,955,098	10,995,921	1,594,074
Total non-current assets	12,362,970	12,627,380	1,830,586

TOTAL ASSETS	340,122,165	398,918,939	57,831,101

JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of September 30, 2025	As of March 31, 2026	As of March 31, 2026
	RMB	RMB	US$
LIABILITIES

Current liabilities
Short-term borrowing	10,000,000	10,000,000	1,449,696
Accounts payable	21,797,667	15,767,146	2,285,756
Contract liabilities	844,757	1,691,990	245,287
Accrued expenses and other current liabilities	221,848,274	275,039,372	39,872,336
Amounts due to related parties	5,244,067	3,443,940	499,266
Income tax payable	10,312,947	12,398,896	1,797,462
Operating lease liabilities, current portion	99,065	100,540	14,575
Total current liabilities	270,146,777	318,441,884	46,164,378
Non-current liabilities:
Operating lease liabilities, non-current	164,896	114,254	16,563
Total non-current liabilities	164,896	114,254	16,563

TOTAL LIABILITIES	270,311,673	318,556,138	46,180,941
SHAREHOLDERS’ EQUITY
Stock Subscription Receivable	(14,246)	(14,246)	(2,065)
Ordinary shares subscribed (US$0.0001 par value, 500,000,000 shares authorized as of September 30, 2025 and March 31, 2026; 21,448,632 shares issued and outstanding as of September 30, 2025 and March 31, 2026) (1)	15,269	15,269	2,214
Additional paid in capital	26,281,420	26,281,420	3,810,006
Statutory reserve	5,883,035	7,048,957	1,021,884
Retained earnings	37,645,105	48,138,412	6,978,604
Accumulated other comprehensive loss	(91)	(1,107,011)	(160,483)
TOTAL SHAREHOLDERS’ EQUITY	69,810,492	80,362,801	11,650,160
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	340,122,165	398,918,939	57,831,101

(1)	Giving retroactive effect to Reorganization transactions.

JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME

	Six Months Ended March 31,
	2025	2026	2026
	RMB	RMB	US$
Revenues (including revenues from related parties of RMB42,257,767 and RMB63,792,598 for the six months ended March 31, 2025 and 2026, respectively)	102,175,246	124,292,811	18,018,674

Cost of revenues	85,456,746	104,839,391	15,198,520

Gross profit	16,718,500	19,453,420	2,820,154

Operating expenses:
Selling, general and administrative expenses	3,105,980	5,959,721	863,978
Total operating expenses	3,105,980	5,959,721	863,978

Operating income	13,612,520	13,493,699	1,956,176

Interest expenses	(936)	(148,839)	(21,577)
Other income, net	263	324,664	47,066
Income before income taxes	13,611,847	13,669,524	1,981,665
Income tax expenses	2,045,183	2,010,295	291,432

Net income	11,566,664	11,659,229	1,690,233
Other comprehensive loss, net of tax of nil:	-	(1,107,011)	(160,483)
Comprehensive income	11,566,664	10,552,218	1,529,750
Net income per share-basic and diluted
Weighted average number of ordinary shares outstanding-basic and diluted	20,011,132	21,448,632	21,448,632
Basic and diluted net income per share	0.58	0.54	0.08

JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Stock Subscription Receivable	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	(Accumulated deficit)/Retained earnings	Total Julong Holding Limited shareholders’ equity	Non-controlling interest	Total equity
	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2024	20,011,132	14,043	(14,043)	-	3,267,815	-	14,108,126	17,375,941	-	17,375,941
Net income for the year	-	-	-	-	-	-	11,566,664	11,566,664	-	11,566,664
Provision of statutory reserve	-	-	-	-	1,156,666	-	(1,156,666)	-	-	-
Foreign currency translation adjustment	-	478	(478)	-	-	-	-	-	-	-
Balance as of March 31, 2025	20,011,132	14,521	(14,521)	-	4,424,481	-	24,518,124	28,942,605	-	28,942,605
Balance as of September 30, 2025	21,448,632	15,269	(14,246)	26,281,420	5,883,035	(91)	37,645,105	69,810,492	-	69,810,492

Net income for the year	-	-	-	-	-	-	11,659,229	11,659,229	-	11,659,229
Provision of statutory reserve	-	-	-	-	1,165,922	-	(1,165,922)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,106,920)	-	(1,106,920)	-	(1,106,920)
Balance as of March 31, 2026	21,448,632	15,269	(14,246)	26,281,420	7,048,957	(1,107,011)	48,138,412	80,362,801	-	80,362,801

JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended March 31,
	2025	2026	2026
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	11,566,664	11,659,229	1,690,233
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	7,117	10,830	1,570
Amortization of the right-of-use assets	95,003	50,928	7,383
Provision of allowance for doubtful accounts	94,292	6,420,154	930,727
Provision of allowance for unbilled receivables	311,983	1,189,455	172,435

Changes in operating assets and liabilities
Accounts receivable	(4,473,997)	3,451,393	500,347
Unbilled receivables	(18,755,216)	(63,017,148)	(9,135,568)
Contract assets	(2,110,855)	968,690	140,431
Other receivable	(80,510)	(23,532,270)	(3,411,463)
Prepaid expenses and other current assets	(759,161)	(2,245,360)	(325,509)
Amount due from related parties	699,026	2,380,202	345,057
Deferred tax assets	(62,182)	(196,235)	(28,448)
Non-current assets	476,681	(40,823)	(5,918)
Accounts payable	(4,720,741)	(7,985,422)	(1,157,643)
Accrued expenses and other current liabilities	16,811,087	46,683,831	6,767,734
Income tax payable	1,875,544	2,085,949	302,399
Contract liabilities	2,081,323	847,233	122,823
Amount due to related parties	(13,836,127)	(1,800,127)	(260,964)
Lease liabilities	(95,003)	(49,166)	(7,128)
Other Current liabilities	2,638,092	5,284,184	766,047

Net cash used in operating activities	(8,236,979)	(17,834,473)	(2,585,455)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	-	(89,109)	(12,918)
Net cash used in investing activities	-	(89,109)	(12,918)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from short-term borrowing		10,000,000	1,449,696
Proceed from (repayment of) short-term borrowing	10,000,000	(10,000,000)	(1,449,696)
Payment of deferred offering costs	(1,169,139)	-	-
Net cash provided by financing activities	8,830,861	-	-
Exchange rate effect on cash and cash equivalents	-	(1,106,920)	(160,470)
Net increase (decrease) in cash, cash equivalents and restricted cash	593,882	(19,030,502)	(2,758,843)
Cash, cash equivalents and restricted cash at beginning of the period	20,772,130	62,247,745	9,024,028

Cash, cash equivalents and restricted cash at end of the period	21,366,012	43,217,243	6,265,185